UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934


IMPAC MORTGAGE HOLDINGS INC
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

45254P508
(CUSIP number)

Talkot Capital, LLC
2400 Bridgeway, Suite 300
Sausalito, CA 94965
415-332-3760
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2017
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1 934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


CUSIP No. 45254P508


1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Talkot Fund, L.P.
	91-1804621
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)	 / /
                                                                (b)      / /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS (See Instructions)

	WC
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)

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6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
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NUMBER OF            7 	SOLE VOTING POWER
SHARES                  1,598,394
BENEFICIALLY         --------------------------------------------------------
OWNED BY             8	SHARED VOTING POWER
EACH                    -0-
REPORTING            --------------------------------------------------------
PERSON               9	SOLE DISPOSITIVE POWER
WITH                    1,598,394
                     --------------------------------------------------------
                     10	SHARED DISPOSITIVE POWER
                        -0-
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,598,394
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   	CERTAIN SHARES*	                                                 / /
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13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        7.82%
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14	TYPE OF REPORTING PERSON*

	PN


CUSIP No. 45254P508


1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Thomas Bruce Akin
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)	 / /
                                                                (b)      / /
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS (See Instructions)

	PF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)

-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF            7 	SOLE VOTING POWER
SHARES                  1,178,637
BENEFICIALLY         --------------------------------------------------------
OWNED BY             8	SHARED VOTING POWER
EACH                    2,777,031
REPORTING            --------------------------------------------------------
PERSON               9	SOLE DISPOSITIVE POWER
WITH                    1,178,637
                     --------------------------------------------------------
                     10	SHARED DISPOSITIVE POWER
                        2,777,031
-----------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,178,637
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   	CERTAIN SHARES*	                                                 / /
-----------------------------------------------------------------------------
13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.76%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

	IN


CUSIP No. 45254P508



Item 1.		Security and Issuer

		The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Impac Mortgage Holdings Inc, a Maryland corporation (the "Issuer" or the "Company"). The principal executive office of the Issuer is located at 19500 Jamboree Road, Irvine, California 92612.

Item 2.		Identity and Background

		This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Thomas B. Akin, an individual, and Talkot Fund, LP, (collectively referred to herein as the "Reporting Persons").

		The principal business address of each of the Reporting Persons is 2400 Bridgeway, Suite 300, Sausalito, CA 94965.

		The principal business of Talkot Fund, LP is investing in securities. The principal occupation of Mr. Akin is serving as the managing member of Talkot Capital, LLC.

		Talkot Capital, LLC received a request for information from the SEC in June 2013 relating to compliance with Rule 105 of Regulation M under the securities and exchange act of 1934.
		One inadvertent violation of Rule 105 was identified.  The
		SEC entered an order on September 16, 2013, accepting an offer of settlement by Talkot Capital, LLC. Talkot Capital, LLC made payments due on September 18, 2013. No fund or other client of Talkot Capital, LLC bore any portion of such payments or any costs resolving the matter. Aside from the above disclosure, during the past five years, neither of the Reporting Persons, (as defined in Item 3 of this Schedule 13D), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		Mr. Akin is a citizen of the United States of America. Talkot Fund, LP is a limited partnership organized under the laws of the State of California.

Item 3.		Source and Amount of Funds or Other Consideration

		The shares purchased by Talkot Fund, LP were purchased with working capital. The shares purchased by Mr. Akin were purchased with personal funds. These purchases were previously reported on a Schedule 13G filed by the Reporting Persons with the Commission on February 27, 2017, as amended by Amendment No. 1 on April 20, 2017.

Item 4.		Purpose of Transaction

		The Reporting Persons purchased the Common Stock of the Issuer
		based on the belief that the Common Stock represents an attractive
		investment opportunity.   Depending upon overall market conditions,
		other investment opportunities available to the Reporting Persons,
		and the availability of Shares at prices that would make the
		purchase or sale of Shares desirable, the Reporting Persons may
		increase or decrease their position in the Issuer through, among
		other things, the purchase or sale of Shares on the open market
		or in private transactions or otherwise, on such terms and at
		such times as the Reporting Persons may deem advisable.

		Mr. Akin was nominated and elected as a Company Director at the annual stockholders meeting held July 25, 2017.

		Except as set forth in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
		Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.		Interest in Securities of the Issuer

		(a) The aggregate percentage of Shares reported owned by each person
		named herein is based upon 20,448,947 Shares outstanding, as of
		May 5, 2017, which is the total number of Shares outstanding as
		reported in the Issuer's Quarterly Report on Form 10-Q filed with the
		Securities and Exchange Commission on May 9, 2017.

		As of the close of business on the date hereof, Mr Akin beneficially
		owned 1,178,637 shares of the Common Stock, constituting
		approximately 5.76% of the Common Stock outstanding.

		As of the close of business on the date hereof, Talkot Fund, LP
		beneficially owned 1,598,394 shares of the Common Stock, constituting
		approximately 7.82% of the Common Stock outstanding.

		(b)  Each of Talkot Fund, LP and Mr Akin have shared power to vote or
		direct the vote of , and to dispose or direct the disposition of, the
		shares owned directly by Talkot Fund, LP.

		Mr. Akin has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares owned directly by Mr. Akin.

		Talkot Capital, LLC acts as an investment adviser to certain
		private pooled investment vehicles.  Talkot Capital, by virtue
		of investment advisory agreements with these pooled investment
		vehicles, has investment and voting power over securities owned
		of record by these pooled investment vehicles.  Despite their
		delegation of investment and voting power to Talkot Capital, under
		Rule 13d-3 of the Securities Exchange Act of 1934, these pooled
		investment vehicles may be deemed the beneficial owner of the
		securities they own of record because they have the right to
		acquire investment and voting power, and have dispositive power,
		through termination of the investment advisory agreements with
		Talkot Capital.  Talkot Capital may be deemed the beneficial owner
		of the securities covered by this statement under Rule 13d-3 of the
		Act.  None of the securities in this statement are owned of record by
		Talkot Capital, and Talkot Capital disclaims any beneficial
		interest in such securities.  Thomas B. Akin is the Managing Member
		of the General Partner, Talkot Capital, LLC.

		(c)  No other transactions in the Common Stock were effected by the
		Reporting Persons during the sixty days before the date that this
		Schedule 13D is filed with the Commission.

		(d)  Not applicable.

		(e)  Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect
		to Securities of the Issuer

		On July 31, 2017, the Reporting Persons entered into a Joint Filing
		Agreement in which the Reporting Persons agreed to the joint filing
		on behalf of each of them of statements on Schedule 13D with respect
		to securities of the Issuer, to the extent required by applicable law.
		A copy of this agreement is attached hereto as Exhibit A and is
		incorporated herein by reference.

		Other than as described herein, there are no contracts, arrangements,
		understandings or relationships among the Reporting Persons, or
		between the Reporting Persons and any other person, with respect to
		the securities of the Issuer.

Item 7.		Material to Be Filed as Exhibits

		Exhibit A - Joint Filing Agreement dated July 31, 2017, by and between each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 31, 2017


/s/ Thomas B. Akin
THOMAS B. AKIN



TALKOT FUND, L.P.

By:  /s/  Thomas B. Akin
Thomas B. Akin, Managing Member of the General Partner


CUSIP No. 45254P508

									EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.01 par value, of Impac Mortgage Holdings, Inc., a Maryland corporation.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


/s/ Thomas B. Akin
THOMAS B. AKIN



TALKOT FUND, L.P.

By:  /s/  Thomas B. Akin
Thomas B. Akin, Managing Member of the General Partner



Dated: July 31, 2017